SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form 11-K



(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 1998,

                                       or

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________________ to ____________________.


         Commission file number ..........................................0-7282


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Computer Horizons Corp. Employee Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

               Computer Horizons Corp.
               49 Old Bloomfield Avenue
               Mountain Lakes, New Jersey  07046-1495

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                             COMPUTER HORIZONS CORP.
                              EMPLOYEE SAVINGS PLAN

                           December 31, 1998 and 1997

                                 C O N T E N T S

                                                                                         Page
                                                                                         ----
Report of Independent Certified Public Accountants                                         3



Financial Statements

        Statements of Net Assets Available for Benefits                                    4

        Statements of Changes in Net Assets Available for Benefits                         5

        Notes to Financial Statements                                                      7 - 13


Supplemental Schedules

        Report of Independent Certified Public Accountants on
          Supplementary Information                                                         15

        Item 27a - Schedule of Assets Held for Investment Purposes                          16

        Item 27d - Schedule of Reportable Transactions                                      17

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Trustees
Computer Horizons Corp. Employee Savings Plan


We have audited the accompanying statements of net assets available for benefits of Computer Horizons Corp. Employee Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Grant Thornton LLP

Parsippany, New Jersey
June 18, 1999

                  Computer Horizons Corp. Employee Savings Plan

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS

                                  December 31,

                                                                     1998                    1997
                                                                  -----------             -----------
ASSETS
    Investments (Notes B and C)
       Guaranteed Fund                                           $  2,061,129            $  5,158,873
       Mutual Funds                                                27,152,768              14,002,139
       Common Stock - Computer Horizons Corp.                       2,745,574               2,766,254
                                                                  -----------             -----------

                                                                   31,959,471              21,927,266

    Contributions receivable (Note A)
       Employee                                                       339,040                 209,880
       Employer                                                        28,271                  23,446

    Participant loans (Note A)                                        645,133                 459,920
                                                                 ------------            ------------

              Net assets available for benefits                   $32,971,915             $22,620,512
                                                                   ==========              ==========

The accompanying notes are an integral part of these statements.

                  Computer Horizons Corp. Employee Savings Plan

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                          Year ended December 31, 1998

                                                              20th
                                                            Century      Fidelity       Vanguard      Vanguard
                                            Guaranteed      Investors    Magellan        Index       Wellington
                                               Funds         Funds         Fund          Fund           Fund
                                            -----------   -----------   -----------   -----------   -----------
Additions
   Conversions in
   Employees' contributions
   Employer's contributions
   Interest/dividend income                 $   123,374
   Loan repayment
   Realized gain (loss)
   Unrealized (depreciation)
       appreciation
       in market value of
       investments
                                            -----------   -----------   -----------   -----------   -----------
                                                123,374

Deductions
   Conversions out                           (2,617,852)   (2,200,898)   (5,835,650)   (3,694,706)   (2,270,885)
   Participants' withdrawals                   (256,576)
   Expense adjustments                             (168)
   Loans issued
   Transfers
                                               (346,522)
                                            -----------   -----------   -----------   -----------   -----------
                                             (3,221,118)   (2,200,898)   (5,835,650)   (3,694,706)   (2,270,885)

      NET INCREASE (DECREASE)
        IN ASSETS AVAILABLE
        FOR BENEFITS                         (3,097,744)   (2,200,898)   (5,835,650)   (3,694,706)   (2,270,885)
                                            -----------   -----------   -----------   -----------   -----------

Net assets available for
benefits
   at beginning of year                       5,158,873     2,200,898     5,835,650     3,694,706     2,270,885
                                            -----------   -----------   -----------   -----------   -----------

Net assets available for
benefits
   at end of year                           $ 2,061,129   $             $             $             $
                                            ===========   ===========   ===========   ===========   ===========

The accompanying notes are an integral part of this statement.
(continued)

                                                 ML           ML
                                            Retirement   International                  ML Small     ML Global
                                           Preservation     Equity      ML S&P 500     Cap Index     Allocation
                                               Trust         Fund       Index Fund       Fund           Fund
                                            -----------   -----------   -----------   -----------   -----------

Additions
   Conversions in                           $ 2,617,852                 $ 3,694,706
   Employees' contributions                     996,237       212,092     2,126,242       304,631       248,138
   Employer's contributions                      82,800         8,394       144,593        24,704        13,005
   Interest/dividend income                     202,940         5,334       323,531        46,276        27,553
   Loan repayment                                28,290           918        30,054           955         1,951
   Realized gain (loss)                                        (1,584)       68,295        (9,751)       (1,893)
   Unrealized (depreciation)
   appreciation
       in market value of
       investments                                             (1,166)      831,980       (36,502)      (26,756)
                                            -----------   -----------   -----------   -----------   -----------
                                              3,928,119       223,988     7,219,401       330,313       261,998
Deductions
   Conversions out
   Participants' withdrawals                   (254,304)       (6,919)     (370,958)      (44,926)      (16,044)
   Expense adjustments                             (199)          (62)         (457)          (36)          (42)
   Loans issued                                 (24,137)      (14,814)     (111,655)       (8,665)       (4,787)
   Transfers                                    314,028        59,995       (81,859)       74,651        48,171

                                            -----------   -----------   -----------   -----------   -----------

                                                 35,388        38,200      (564,929)       21,024        27,298

      NET INCREASE (DECREASE)
        IN ASSETS AVAILABLE
        FOR BENEFITS                          3,963,507       262,188     6,654,472       351,337       289,296
                                            -----------   -----------   -----------   -----------   -----------

Net assets available for
benefits
at beginning of year
                                            -----------   -----------   -----------   -----------   -----------

Net assets available for
benefits
   at end of year                           $ 3,963,507   $   262,188   $ 6,654,472   $   351,337   $   289,296
                                            ===========   ===========   ===========   ===========   ===========

The accompanying notes are an integral part of this statement.
(continued)

                                                                                         ML          Computer
                                                                                     Intermediate    Horizons
                                              Mass.         MFS            ML         Corporate       Corp.
                                            Investors     Research       Capital        Bond       Common Stock
                                              Trust         Fund          Fund          Fund          Fund
                                           -----------   -----------   -----------   -----------   -----------

Additions
   Conversions in                          $ 8,036,548   $             $ 2,270,885
   Employees' contributions                  2,151,397       590,977     1,396,982       234,024   $ 1,505,580
   Employer's contributions                    161,849        26,799        78,376        11,519       151,983
   Interest/dividend income                    638,978        28,209       207,001         9,104        15,571
   Loan repayment                               39,724         1,371        17,847         3,610        73,772
   Realized gain (loss)                         63,753        (2,386)      (11,489)          240        15,309
   Unrealized (depreciation)
       appreciation
       in market value of
       investments                           1,074,515        48,143       (24,164)        1,220    (1,480,712)
                                           -----------   -----------   -----------   -----------   -----------
                                            12,166,764       693,113     3,935,438       259,717       281,503

Deductions
   Conversions out
   Participants' withdrawals                (1,008,680)      (39,553)     (221,406)       (8,741)     (141,897)
   Expense adjustments                            (549)          (80)         (244)          (40)         (523)
   Loans issued                               (123,000)      (11,739)      (40,503)       (3,202)      (56,626)
   Transfers                                   (10,636)      114,616      (143,714)       74,407      (103,137)

                                           -----------   -----------   -----------   -----------   -----------

                                            (1,142,865)       63,244      (405,867)       62,424      (302,183)

      NET INCREASE (DECREASE)
        IN ASSETS AVAILABLE
        FOR BENEFITS                        11,023,899       756,357     3,529,571       322,141       (20,680)
                                           -----------   -----------   -----------   -----------   -----------

Net assets available for
benefits
   at beginning of year                                                                              2,766,254
                                           -----------   -----------   -----------   -----------   -----------

Net assets available for
benefits
   at end of year                          $11,023,899   $   756,357   $ 3,529,571   $   322,141   $ 2,745,574
                                           ===========   ===========   ===========   ===========   ===========

The accompanying notes are an integral part of this statement.
(continued)

                                            Loan         Other,       Total fund
                                            Fund          net           balance
                                         -----------   -----------   -----------
Additions
   Conversions in                                                    $16,619,991
   Employees' contributions                                138,460     9,904,760
   Employer's contributions                                  4,825       708,847
   Interest/dividend income                                            1,627,871
   Loan repayment                        $  (198,492)
   Realized gain (loss)                                                  120,494
   Unrealized (depreciation)
       appreciation
       in market value of
       investments                                                       386,558
                                         -----------   -----------   -----------
                                            (198,492)      143,285    29,368,521

Deductions
   Conversions out                                                   (16,619,991)
   Participants' withdrawals                 (24,723)                 (2,394,727)
   Expense adjustments                                                    (2,400)
   Loans issued                              408,428        (9,300)
   Transfers
                                         -----------   -----------   -----------
                                             383,705        (9,300)  (19,017,118)

      NET INCREASE (DECREASE)
        IN ASSETS AVAILABLE
        FOR BENEFITS                         185,213       133,985    10,351,403
                                         -----------   -----------   -----------

Net assets available for
benefits
   at beginning of year                      459,920       233,326    22,620,512
                                         -----------   -----------   -----------

Net assets available for
benefits
   at end of year                        $   645,133   $   367,311   $32,971,915
                                         ===========   ===========   ===========

The accompanying notes are an integral part of this statement.

                  Computer Horizons Corp. Employee Savings Plan

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR BENEFITS WITH
                                FUND INFORMATION

                          Year ended December 31, 1997






                                                                            20th Century
                                                                               Growth         Fidelity         Vanguard
                                                           Guaranteed         Investors       Magellan           Index
                                                               Fund             Fund            Fund             Fund
                                                           -------------    -------------    -----------    ------------
Additions
    Employees' contributions (Note A)                         $1,037,617     $   431,675    $    705,726     $   774,612
    Employer's contributions (Note A)                             56,065          47,623          78,814          67,578
    Interest/dividend income                                     293,717         320,642         386,978          74,251
    Unrealized/realized appreciation
       in market value of investments (Note C)                                   151,907         947,590         788,865
    Loan repayments (Note A)                                      43,447          10,241          32,184          19,710
                                                             -----------     -----------    ------------     -----------

                                                               1,430,846         962,088       2,151,292       1,725,016
                                                               ---------      ----------      ----------       ---------

Deductions
    Withdrawals (Note A)                                        (952,758)       (267,644)     (1,268,809)       (439,556)
    Expenses (Note A)                                            (13,289)         (1,870)         (5,631)         (8,603)
    Transfers                                                    165,941         (19,720)        (61,444)        115,351
    Loans issued (Note A)                                       (170,750)        (17,213)        (54,840)        (28,060)
                                                              ----------     -----------    ------------     -----------

                                                                (970,856)       (306,447)     (1,390,724)       (360,868)

         NET INCREASE IN NET ASSETS
            AVAILABLE FOR BENEFITS                               459,990         655,641         760,568       1,364,148
                                                              ----------      ----------      ----------       ---------

Net assets available for benefits at
    beginning of year                                          4,698,883       1,545,257       5,075,082       2,330,558
                                                              ----------       ---------       ---------       ---------

Net assets available for benefits at
    end of year                                               $5,158,873      $2,200,898     $ 5,835,650      $3,694,706
                                                               =========       =========      ==========       =========

The accompanying notes are an integral part of this statement.
(continued)



                                                                          Computer
                                                                          Horizons
                                                                            Corp.
                                                           Vanguard        Common                                       Total
                                                          Wellington       Stock          Loan       Contribution        fund
                                                             Fund           Fund          Fund        receivable        balance
                                                          -----------   ------------   ----------   --------------    ----------
Additions
    Employees' contributions (Note A)                     $   452,042   $   847,005                     $209,880     $  4,458,557
    Employer's contributions (Note A)                          44,916        92,006                       23,446          410,448
    Interest/dividend income                                  190,667                                                   1,266,255
    Unrealized/realized appreciation
       in market value of investments (Note C)                233,801     1,181,840                                     3,304,003
    Loan repayments (Note A)                                   14,280        44,668     $(164,530)
                                                          -----------   -----------      --------        -------      -----------

                                                              935,706     2,165,519      (164,530)       233,326        9,439,263
                                                           ----------     ---------      --------        -------      -----------

Deductions
    Withdrawals (Note A)                                     (288,598)     (188,598)                                   (3,405,963)
    Expenses (Note A)                                          (2,044)                                                    (31,437)
    Transfers                                                 (89,195)     (110,933)
    Loans issued (Note A)                                     (41,175)      (23,562)      335,600
                                                          -----------   -----------      --------       -------      ------------
                                                             (421,012)     (323,093)      335,600                      (3,437,400)

         NET INCREASE IN NET ASSETS
            AVAILABLE FOR BENEFITS                            514,694     1,842,426       171,070        233,326        6,001,863
                                                           ----------     ---------      --------        -------      -----------

Net assets available for benefits at
    beginning of year                                       1,756,191       923,828       288,850        -             16,618,649
                                                            ---------    ----------      --------       --------       ----------

Net assets available for benefits at
    end of year                                            $2,270,885    $2,766,254     $ 459,920       $233,326      $22,620,512
                                                            =========     =========      ========        =======       ==========

The accompanying notes are an integral part of this statement.

                  Computer Horizons Corp. Employee Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

NOTE A - DESCRIPTION OF THE PLAN

     The following description of Computer Horizons Corp. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution employee profit-sharing plan, covering all full-time employees of the Company who have completed at least one year of service and a minimum of one thousand (1,000) hours of service.

     The Plan was established effective April 1, 1983, and amended as of January 1, 1984 and May 31, 1989, to be a qualified profit sharing plan under Internal Revenue Code Section 401(a), with a qualified cash or deferred arrangement under Internal Revenue Code Section 401(k).

     The Plan was further amended and restated effective January 1, 1990 to comply with the requirements of the Tax Reform Act of 1986 and all applicable Federal laws subsequently enacted and relating thereto. A favorable determination letter dated September 1995 was received from the Internal Revenue Service.

     On January 1, 1998, the Plan was further amended to reflect the appointment of Merrill Lynch as Plan Trustee. Merrill Lynch also acts as the recordkeeper. Other modifications to the Plan include: (1) a reduction in the eligibility service period from one year to six months, (2) a change in the vesting period from 25% after three years of service and 100% after five years to 100% after three years, (3) a change in investment options.

      Contributions

     Each year, participants may contribute up to 15 percent of pretax annual compensation, defined as base pay (regular earnings plus overtime) plus commissions. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. The Company contributes 25 percent of the first 4 percent of base compensation that a participant contributes to the Plan.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1998 and 1997



NOTE A (continued)

     Participant Accounts and Vesting

     Separate accounts are maintained for each participant's contributions and earnings thereon. The participant may direct that the account be invested in one or more Funds permitted by the Plan (Note C). Upon termination of employment, a participant is entitled to 100% of the value of his Salary Deferral account balance (pretax contributions of three to fifteen percent of compensation not to exceed maximum as specified in agreement), and Rollover Account balance (participants' qualifying rollover distributions), plus a specified percentage of their Employer Matching account balance (participants' share of employer matching contributions) based upon the vesting provisions of the Plan (100% vested after three years of service). Forfeitures resulting from application of the vesting provisions are maintained separately by the Plan and are used to pay plan expenses or future employer contributions. Plan forfeitures approximate $189,000 and $147,000 for 1998 and 1997, respectively.

     Withdrawals and Distributions Upon
         Termination of Employment

     Upon termination of employment for any reason, a participant's account balance or periodic payments thereof will be distributed to the participant or designated beneficiary, at his or her option. However, if the value of a participant's account is greater than $5,000, the participant's account will not be distributed before his normal retirement date without the written election of the participant. A participant may modify an election thereafter.

     Loans to Participants

     The Plan provides for loans to  participants  to a maximum of the lesser of
     (1) $50,000 or (2) 50% of the participant's account balance (a minimum $1,000 vested balance required). The loans are payable over a maximum of five years unless the loan is used to acquire a principal residence, in which case the maximum term is fifteen years with interest as specified in the Plan.

     Termination

     Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time. Termination of the Plan shall result in discontinuance of all future Plan contributions and in full and immediate vesting for each participant of the entire amount standing to his or her credit; there shall not be any forfeitures with respect to any participant for any reason.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1998 and 1997



NOTE A (continued)

     Administrative Expense

     All administrative expenses, charged by the Plan's Recordkeeper, Merrill Lynch, are borne by the Plan. Any expense not covered by the forfeitures is allocated to each participant's account.

     Use of Estimates in Financial Statements

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles as applied to profit sharing plans and in accordance with the terms of the trust agreement. The assets of the Plan are valued at quoted market value, at close on the last trade date of the year, except for the Guaranteed Fund which is valued at contract value, which approximates fair value. Dividends are recorded on the ex-dividend date. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


NOTE C - INVESTMENT OF FUNDS

     All contributions are remitted to the respective fund managers and invested, at the election of the participant, in one or a combination of funds. The funds available to participants are the Guaranteed Fund, various mutual funds and the Computer Horizons Corp. Common Stock Fund. The following is a brief description of the funds available.

     Guaranteed Fund

     The Guaranteed Fund is intended to provide fixed income with minimal risk. Contributions to the Guaranteed Fund are invested primarily under guaranteed investment contracts or contracts with one or more insurance companies guaranteeing an annual effective interest rate for specified periods.

               Computer Horizons Corp. Employee Savings Plan

                           December 31, 1998 and 1997



NOTE C (continued)

     The guaranteed investment contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the insurance companies. The interest rate is guaranteed for the life of the contract. The initial contract term ranges from 3 to 5 years. There have been no new contracts purchased during 1998. The average yield and crediting interest rates were 7.79% for ITT Hartford Life Insurance Company for 1997 and range from 4.72% to 5.60% and 4.72% to 6.76% for The Travelers Insurance Company for 1998 and 1997, respectively. The amounts remitted to insurance companies for guaranteed income contracts become the assets of those companies, which, in turn, assume an obligation to fulfill the contract terms. The ultimate ability to repay principal and interest is dependent upon the financial stability of the insurance companies.

     Guaranteed investment contracts at December 31 consist of the following:

                                                                                    1998                    1997
                                                                                  ---------               ---------
         ITT Hartford Life Insurance Company                                     $    -                  $2,260,768*
         The Travelers Insurance Company                                          2,061,129*              2,898,105*
                                                                                  ---------               ---------

                                                                                 $2,061,129              $5,158,873
                                                                                  =========               =========

   * Denotes investments which exceed 5% of net assets available for Plan benefits.

Mutual Funds

     The Merrill Lynch Retirement Preservation Trust is a low risk fund which provides preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds.

     The Merrill Lynch International Equity Fund is a stock fund that seeks capital appreciation and income through investment primarily in a diversified portfolio of stocks located in countries other than the United States.

     The Merrill Lynch S&P 500 Index Fund is a stock fund that invests in individual stocks corresponding with the Standard & Poor's 500 Index.

     The Merrill Lynch Small Cap Index Fund is a stock fund that includes smaller capitalization stocks from various industrial sectors.

     The Merrill Lynch Global Allocation Fund is a growth and income fund which seeks high total investment return consistent with prudent risk.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1998 and 1997



NOTE C (continued)

     The Massachusetts Investors Trust is a conservative growth and income fund which invests primarily in stocks and seeks reasonable current income and long-term growth of income and capital.

     The MFS Research Fund is a moderate growth fund which primarily invests in stocks and seeks long-term growth of capital and future income.

     The Merrill Lynch Capital Fund is a growth and income fund which seeks the highest total investment return consistent with prudent risk.

     The Merrill Lynch Intermediate Corporate Bond Fund is an income fund which invests over 80% in domestic bonds and seeks a high level of current income.

     The Fidelity Magellan Fund is a high risk stock fund emphasizing capital appreciation through investments in companies with high growth potential.

     The 20th Century Growth Investors Fund is a stock fund that invests in large, established companies that exhibit accelerating growth.

     The Vanguard Index Trust 500 Portfolio is a stock fund that invests in individual stocks corresponding with the Standard & Poor's 500 Index.

     The Vanguard Wellington Fund during 1997 invested approximately 65% of its assets in individual stocks corresponding with the Standard & Poor's 500 Index and approximately 35% of its assets in long-term corporate bonds with an AA or better Bond Index.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1998 and 1997

NOTE C (continued)

     Investments in mutual funds are valued at quoted market value and at December 31 consist of the following:

                                                                                       1998                    1997
                                                                                     ----------              ----------
        Merrill Lynch Retirement Preservation Trust                                $  3,963,507 *           $    -
        Merrill Lynch International Equity Fund                                         262,188                  -
        Merrill Lynch S&P 500 Index Fund                                              6,654,472 *                -
        Merrill Lynch Small Cap Index Fund                                              351,337                  -
        Merrill Lynch Global Allocation Fund                                            289,296                  -
        Massachusetts Investors Trust                                                11,023,899 *                -
        MFS Research Fund                                                               756,357                  -
        Merrill Lynch Capital Fund                                                    3,529,571 *                -
        Merrill Lynch Intermediate Corporate Bond Fund                                  322,141                  -
        Fidelity Magellan Fund                                                                                5,835,650*
        20th Century Growth Investors Fund                                                                    2,200,898*
        Vanguard Index Trust 500 Portfolio                                                                    3,694,706*
        Vanguard Wellington Fund                                                                              2,270,885*
                                                                                     ----------              ----------

                                                                                    $27,152,768             $14,002,139
                                                                                     ==========              ==========

*Denotes investments which exceed 5% of net assets available for Plan benefits.

      Computer Horizons Corp. Common Stock Fund

      Effective January 1, 1996, participants are able to invest contributions in the Computer Horizons Corp. Common Stock Fund, which invests in the common stock of the Plan Sponsor, Computer Horizons Corp. Merrill Lynch, as an independent agent, invests in the Company shares that are obtained by Merrill Lynch directly from the Company out of its authorized but unissued shares of common stock, out of its treasury shares, or on the open market. Total value of investments in Computer Horizons Corp. common stock at December 31, 1998 and 1997 valued at quoted market value is $2,745,574* and $2,766,254*, respectively.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1998 and 1997



NOTE D - TAX STATUS OF PLAN

     The Internal Revenue Service has determined and informed the Company by a letter dated September 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                             SUPPLEMENTAL SCHEDULES

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                          ON SUPPLEMENTARY INFORMATION





Board of Trustees
   Computer Horizons Corp. Employee Savings Plan


Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and the schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of plan assets held by the Plan's Recordkeeper, as such costs are not provided by the Recordkeeper. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/ Grant Thornton LLP

Parsippany, New Jersey
June 18, 1999

              Computer Horizons Corp. Employee Savings Plan
                           EIN: 13-2638902, Plan # 001

           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1998

(a)   (b) Identity of issuer,
      borrower, lessor or similar party   (c) Description of investment                     (d) Cost     (e) Current value
      ---------------------------------   -----------------------------                     ------------  -----------------

     Group Annuity  Contracts,              Provide a guaranteed  interest  rate
      at contract value                       for a specified period of time.

        The Travelers Insurance Co.
           5.39%                                                                              $   413,534    $     413,534
           4.72%                                                                                  500,525          500,525
           5.60%                                                                                1,147,070        1,147,070
                                                                                              ------------     -----------

                                                                                              $  2,061,129    $  2,061,129
                                                                                               ===========     ===========
        Mutual Funds
        ML Retirement Preservation          A low risk fund which provides preservation of
        Trust                               capital, liquidity and current income at levels
        3,963,507.24 shares                 that are typically higher than those provided
                                            by money market funds.                           $  3,963,507    $  3,963,507


        ML International Equity Fund        A stock fund that seeks capital
        29.998.62 shares                    appreciation and income through
                                            investment primarily in stocks located in
                                            countries other than the United States.               263,354          262,188


        ML S&P 500 Index Fund               A stock fund that invests in individual stocks
        434,932.78 shares                   corresponding with the Standard & Poor's 500        5,823,642        6,654,472
                                            Index.

        ML Small Cap Index Fund             A stock fund that includes smaller
        34,209.99 shares                    capitalization stocks from various industrial         386,086          351,337
                                            sectors.

        ML Global Allocation Fund           A growth and income fund which seeks high total
        22,941.77 shares                    investment return consistent with prudent risk.       315,932          289,296

        Massachusetts  Investors  Trust     A  conservative  growth and income  fund which
        544,390.09 shares                   invests primarily in stocks and seeks reasonable
                                            current income and long-term growth of income
                                            and capital.                                        9,949,384       11,023,899

        MFS Research Fund                   A moderate growth fund which primarily invests
        30,073.82 shares                    in stocks and seeks long-term growth of capital       708,213          756,357
                                            and future income.

        ML Capital Fund                     A growth and income fund which seeks the highest
        102,573.99 shares                   total investment return consistent with prudent     3,553,470        3,529,571
                                            risk.

(a)   (b) Identity of issuer,
      borrower, lessor or similar party   (c) Description of investment                     (d) Cost     (e) Current value
      ---------------------------------   -----------------------------                     ------------  -----------------

        ML Intermediate Corporate Bond      An income fund which invests over 80% in
        Fund  27,604.24 shares              domestic bonds and seeks a high level of              320,933          322,141
                                            current income.                                   ------------    ------------


                                                                                              $25,284,521      $27,152,768
                                                                                               ===========     ===========
        Stocks
        Computer Horizons Corp.             Common stock                                      $ 3,018,781     $  2,745,574
        102,924.92 shares *                                                                    ===========     ===========


        Participant loans, with interest
        which ranges from 3.69% to 9.50%
                                                                                              $    645,133    $    645,133
                                                                                               ===========     ===========


     *Party-in-interest

                  Computer Horizons Corp. Employee Savings Plan
                           EIN: 13-2638902, Plan # 001

                 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year ended December 31, 1998


(a) Identity of party        (b)  Description              Number of   (c) Purchase        Number    (d) Selling      (g) Cost of
         involved                   of asset                purchases         price       of sales         price  *        asset
    -------------------           ---------------          -----------     ----------     ---------      ---------        -------


Computer Horizons Corp.           Common Stock                  222         $  3,313,571
Computer Horizons Corp.           Common Stock                                               168        $   310,099     $  294,790
ML Ret. Preservation Trust        Mutual Fund                   350            4,433,741
ML Ret. Preservation Trust        Mutual Fund                                                132            470,234        470,234
Hartford Life Insurance Co.       Guaranteed Annuity                                           1          2,289,950      2,289,950
                                     Contract
ML S&P 500 Index                  Mutual Fund                   292            6,601,226
ML S&P 500 Index                  Mutual Fund                                                153            818,440        750,145
Massachusetts Investors           Mutual Fund                   276           11,288,325
Trust
Massachusetts Investors           Mutual Fund                                                179          1,402,694      1,338,941
Trust
ML Capital Fund                   Mutual Fund                   240            4,061,962
ML Capital Fund                   Mutual Fund                                                151            490,027        501,516
Vanguard Wellington Fund          Mutual Fund                                                  1          2,270,885              *
Vanguard 500 Index Fund           Mutual Fund                                                  1          3,694,707              *
Fidelity Investments              Mutual Fund                                                  1          5,605,766              *

*Cost net gain (loss) information was not available, as this information is not maintained.

NOTE: Columns (e) and (f), "Lease rental" and "Expense incurred with transaction," respectively, are not applicable.

(continued)

                               (h)   Current
                                     Value of
                                      Asset
(a) Identity of party               on trans-    (i)  Net gain
         involved                  action date        or (loss)
    -------------------            -----------        ---------


Computer Horizons Corp.             $3,313,571
Computer Horizons Corp.                310,099        $ 15,309
ML Ret. Preservation Trust
ML Ret. Preservation Trust             470,234
Hartford Life Insurance Co.          2,289,950

ML S&P 500 Index
ML S&P 500 Index                       818,440          68,295
Massachusetts Investors
Trust
Massachusetts Investors              1,402,694          63,753
Trust
ML Capital Fund
ML Capital Fund                        490,027         (11,489)
Vanguard Wellington Fund             2,270,885               *
Vanguard 500 Index Fund              3,694,707               *
Fidelity Investments                 5,605,766               *

*Cost net gain (loss) information was not available, as this information is not maintained.

NOTE:   Columns  (e)  and  (f),  "Lease  rental"  and  "Expense   incurred  with
transaction," respectively, are not applicable.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   Computer Horizons Corp. Employee Savings Plan


Date:   June 30, 1999              /s/      William J. Murphy
                                   ---------------------------------
                                   By:      William J. Murphy
                                   Title:   Executive Vice President